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hooray
foods

As the end of the year approaches I wanted to make sure I took a moment to thank each of you for being vested in this journey. Whether you've simply offere some friendly advice, told all your friends how awesome our bacon is, or investe in Hooray - I want you to know that me and my entire team are grateful for your support.

It's been a year of many highs and of course some lows. But as the year closes the highs are definitely winning. You can see below our march to profitability is steady and relentless:


Profitability in 2022
$0
-$100,000
-$200,000
-$300,000
-$400,000
BREAKEVEN!

Jan Feb Mar Apr May June July Aug Sept Oct Nov

And that we're figuring out what promotion strategy works best. Check out our sales in late November while we were on sale at Whole Foods:



PROMO
$6.99 at Whole Foods
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Hooray at
Whole Foods
2022
Beyond Beef at
competing retailer
Nov 1
Nov 2
Nov 3
Nov 4
Nov 5
Nov 6
Nov 7
Nov 8
Nov 9
Nov 10
Nov 11
Nov 12
Nov 13
Nov 14
Nov 15
Nov 16
Nov 17
Nov 18
Nov 19
Nov 20
Nov 21
Nov 22
Nov 23

We got up to 4x over baseline! Something very few brands achieve - more typica lift is 25% to 50%. So we know that as we bring our costs down, sales of our bacon will increase a lot. The future is bright.

In the meantime, to fund our path to profitability, in addition to some larger investors, I'm excited to announce Hooray's first community round! We'll be allowing our broad community of fans and customers to be part of the Hooray journey and hopefully generate a healthy return while saving our planet.

You can see a preview of our campaign <u>here</u>*.

It'll launch to the public very early in the new year. I'm sharing it with three asks:

[illegible]

do hop over to Wefunder and check out our community round at:
nder.com/hooray/

[illegible] – I hope you all find time to connect with loved ones, recharge,
n joy.

[illegible] we are "testing the waters" to gauge investor interest in an offering
[illegible] Crowdfunding. No money or other consideration is being solicited. If sent,
[illegible] accepted. No offer to buy securities will be accepted. No part of the purchase
[illegible] received until the Form C is filed and only through Wefunder's platform. Any
[illegible] interest involves no obligation or commitment of any kind.

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[illegible]
enthusiastic investors

So please do hop over to Wefunder and check out our community round at:
http://wefunder.com/hooray/

Thanks so much – I hope you all find time to connect with loved ones, recharge
and revel in joy,

Sri

"Required Disclosure: We are "testing the waters" to gauge investor interest in an offering
under Regulation Crowdfunding. No money or other consideration is being solicited. If sent,
it will not be accepted. No offer to buy securities will be accepted. No part of the purchase
price will be received until the Form C is filed and only through Wefunder's platform. Any
indication of interest involves no obligation or commitment of any kind.

Want to change how you receive these emails?
You can update your preferences or unsubscribe

[illegible]
enthusiastic investors

So please do hop over to Wefunder and check out our comm
http://wefunder.com/hooray/

Thanks so much – I hope you all find time to connect with lo
and revel in joy,

Sri

"Required Disclosure: We are "testing the waters" to gauge investor int
under Regulation Crowdfunding. No money or other consideration is
it will not be accepted. No offer to buy securities will be accepted. No
price will be received until the Form C is filed and only through Wefunder
indication of interest involves no obligation or commitment of any kind

Want to change how you receive these ema
You can update your preferences or unsubsc

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.